Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com
February 10, 2011
Ms. Laura E. Hatch
Staff Accountant
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
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Re:	The GDL Fund
File No. 333-149864
Dear Ms. Hatch:
          On behalf of The GDL Fund (the “Fund”), we received your further oral comments on February 9, 2011 to our responses filed on January 25, 2011 to your initial comments on December 17, 2010 (the “Initial Response Letter”) in connection with Post-Effective Amendment No. 5 to the Fund’s registration statement on Form N-2 with respect to the issuance of subscription rights to holders of Series A Cumulative Callable Preferred Shares and with respect to the Series B Cumulative Puttable and Callable Preferred Shares to which the Rights relate, which was filed on November 8, 2010 (the “Registration Statement”) pursuant to the Securities Act of 1933 and the Investment Company Act of 1940.
          For ease of reference, we have included your comments below followed by our responses. The captions and page numbers we use below generally correspond to those the Fund uses in its Registration Statement.
Comments
Comment 1: Please bold, underline, or otherwise highlight the following excerpt in the Interest Rate Risk disclosure on page R-14 of the prospectus supplement when filing definitive materials for this offering:
If the current low interest rate environment continues, such dividend rates will be substantially less than 7%. For example, the current rate on at least some A-rated notes that have a remaining maturity of three years,

The GDL Fund
February 10, 2011

which is the longest period to put or maturity, is as low as 4.5%. Accordingly, after the first year holders of Series B Preferred Shares will likely receive dividend payments at rates that may be substantially less than 7% and as low as 3%.
Response: We will comply with your request.
Comment 2: Based upon the disclosure and your response to Comment 10 in the Initial Response Letter, we still maintain that the base fee should be described as 1.25% instead of 0.50%. Please consider making this revision in future filings.
Response: Duly noted. We understand that the staff does not object to us making no changes at this time. We expect that the Fund will engage in further discussion with the staff on this question.
Comment 3: Based upon the disclosure and your response to Comment 11 in the Initial Response Letter, we still maintain that an index composed of three-month Treasury Bills (the “Three-Month T-Bill Index”) is an inappropriate index by which to measure the Fund’s performance, and accordingly suggest that you consider voting on a new benchmark at the next Fund shareholders meeting.
Response: Duly noted. We understand that the staff does not object to us making no changes at this time. We expect that the Fund will engage in further discussion with the staff on this question.
*     *     *     *
          If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-2775 or my colleague Richard Prins at (212) 735-2790.
Sincerely,
/s/ Zev Wexler